[redacted]

09058399

8-37924

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AD 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- [redacted]

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CAPITAL MANAGEMENT CONSULTANTS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3400 DUNDEE RD. SUITE 200
(No. and Street)

NORTHBROOK (City) IL (State) 60062 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC DAVIS (847) 498-8899
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRIGSBY + KOCIAK FINANCIAL GROUP, INC.
(Name – *if individual, state last, first, middle name*)

2021 MIDWEST RD SUITE 200 OAK BROOK IL 60523
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 11 2009
THOMSON REUTERS

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, MARC DAVIS, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CAPITAL MANAGEMENT CONSULTANTS, INC., as of DECEMBER 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
RENE AUGUSTINE POWERS
Notary Public - State of Illinois
My Commission Expires Dec 07, 2011

Marc Davis
Signature

President
Title

Rene Augustine Powers
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CAPITAL MANAGEMENT CONSULTANTS, INC.

FINANCIAL STATEMENTS AND INDEPENDENT AUDITOR'S REPORT

YEAR ENDED DECEMBER 31, 2008

GRIGSBY & KOCIAK FINANCIAL GROUP
Certified Public Accountants

CAPITAL MANAGEMENT CONSULTANTS, INC.
YEAR ENDED DECEMBER 31, 2008

TABLE OF CONTENTS

Phone: (630) 495 - 2955
Fax: (630) 243 - 4437
Email: jkociak@grigsbykociak.com

GRIGSBY & KOCIAK FINANCIAL GROUP, INC.

CERTIFIED PUBLIC ACCOUNTANTS
2021 MIDWEST RD SUITE 200 OAK BROOK, IL 60523

February 23, 2009

FINRA / Financial Operations
9509 Key West Avenue, 5th Floor
Rockville, MD 20850

RE: Capital Management Consultants, Inc.
Northbrook, IL

Supervisors or Examiners,

Per your request, we are hereby reporting no differences in the computation of net capital between unaudited Part IIA as previously submitted by Capital Management Consultants, Inc., and the audited Part IIA for the audit period January 1 through December 31, 2008.

No material inadequacies existed for the audit period January 1 through December 31, 2008.

Regards,

Jeffrey Kociak, CPA

Jeffrey Kociak, CPA

cc. Marc Davis

Phone: (630) 495 - 2955
Fax: (630) 243 - 4437
Email: jkociak@grigsbykociak.com

GRIGSBY & KOCIAK FINANCIAL GROUP, INC.

CERTIFIED PUBLIC ACCOUNTANTS
2021 MIDWEST RD SUITE 200 OAK BROOK, IL 60523

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Capital Management Consultants, Inc.
Northbrook, Illinois

We have audited the accompanying balance sheet of Capital Management Consultants, Inc. (the "Company") as of December 31, 2008 and the related statement of earnings from operations and retained earnings and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The supplemental schedules included with this report, although not considered necessary for a fair presentation of the financial position and results of operations of the Company, is required as supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the examinations of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grigsby & Kociak Financial Group, Inc.

Oak Brook, Illinois
February 23, 2009

Phone: (630) 495 - 2955
Fax: (630) 243 - 4437
Email: jkociak@grigsbykociak.com

GRIGSBY & KOCIAK FINANCIAL GROUP, INC.

CERTIFIED PUBLIC ACCOUNTANTS
2021 MIDWEST RD SUITE 200 OAK BROOK, IL 60523

REPORT ON MATERIAL INADEQUACIES

Board of Directors
Capital Management Consultants, Inc.
Northbrook, Illinois

In planning and performing our audit of the financial statements and supplemental schedules of Capital Management Consultants, Inc. for the year ended December 31, 2008, we considered its internal control structure over financial reporting in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the internal control structure over financial reporting.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregated indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications and comparisons
2) Recordation of differences required by rule 17a-13
3) Complying with the requirements for prompt payment for securities under Section 8 of the Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure over financial reporting would not necessarily disclose all matters in the internal control structure over financial reporting that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level, the risk that misstatements in amounts that would be material in relation to the financial statements being audited may occur, and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matter involving the internal control structure over financial reporting and its operations that we consider to be material weaknesses.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008 to meet the SEC's objectives.

This report is intended solely for the use of the Member, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Grigsby & Kociak Financial Group, Inc.

Oak Brook, Illinois
February 23, 2009

CAPITAL MANAGEMENT CONSULTANTS, INC.
BALANCE SHEET
DECEMBER 31, 2008

ASSETS	
Current Assets:	
Cash - Checking Account	$7,070
Short-Term Investments	22,831
Accounts Receivable	15,966
Prepaid Expenses	10,773
Total Current Assets	56,640
Property & Equipment - Net	1,123
TOTAL ASSETS	**$57,763**
LIABILITIES & SHAREHOLDERS' EQUITY	
LIABILITIES	
Current Liabilities:	
Advisory Fees and Commissions Payable	$11,974
Accounts Payable	1,354
Income Tax Payable	67
Total Current Liabilities	13,395
Total Liabilities	13,395
SHAREHOLDERS' EQUITY	
Common Stock	14,500
Paid-in-Capital	6,500
Retained Earnings	23,368
Total Shareholders' Equity	44,368
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY	**$57,763**

See Notes to Financial Statements and Independent Auditor's Report

CAPITAL MANAGEMENT CONSULTANTS, INC.
STATEMENT OF EARNINGS FROM OPERATIONS AND RETAINED EARNINGS
YEAR ENDED DECEMBER 31, 2008

Revenues:	
Commission and Advisory Income	$646,179
Dividend and Interest Income	944
Loss on Securities Investment Account	(2,594)
Total Revenues	644,529
Operating Expenses:	
Bad Debt Expense	490
Commissions	73,184
Computer Expense	12,029
Contributions	1,200
Depreciation	843
Dues & Subscriptions	1,160
Filing Fees	6,685
Insurance	8,338
Office Expense	35,958
Payroll Tax	706
Postage & Printing	2,040
Professional Fees	21,922
Promotion & Travel	59
Rent	6,300
Rep Management Fee	454,908
Salary - Officer	7,755
Seminars	540
Taxes - Other	100
Telephone	4,898
Total Operating Expenses	639,115
Pre-Tax Income	5,414
Provision For Income Tax	1,152
Net Income	4,262
Retained Earnings - Beginning of Year	19,106
Retained Earnings - End of Year	**$23,368**

See Notes to Financial Statements and Independent Auditor's Report

CAPITAL MANAGEMENT CONSULTANTS, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2008

Cash Flows from Operating Activities:	
Net Income from Operations	$4,262
Adjustments to Reconcile Net Income from Operations To Net Cash Provided By/Used in Operating Activities:	
Bad Debt Expense	490
Depreciation	843
Loss on Securities Investment Account	2,594
Changes in Operating Assets & Liabilities	
Decrease in Accounts Receivable	(3,066)
(Increase) in Prepaid Expenses	(327)
Decrease in Deferred Tax Asset	1,085
Increase in Advisory and Commissions Payable	1,512
Increase in Income Taxes Payable	67
(Decrease) in Accounts Payable	468
Total Adjustments	3,666
Net Cash Flows Provided by Operating Activities	7,929
Cash Flows from Investing Activities	
Purchase of Investments	(934)
Net Cash Flows Used in Investing Activities	(934)
Cash Flows from Financing Activities	-
Net Increase in Cash and Cash Equivalents	6,995
Cash Balance - Beginning of Year	75
Cash Balance - End of Year	**$7,070**

See Notes to Financial Statements and Independent Auditor's Report

NOTE 1 - NATURE OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
The Company is a registered broker dealer and a member of the National Association of Securities Dealers, Inc. It has been registered with the Securities and Exchange Commission and the State of Illinois Securities Department. The Company was incorporated under laws of the state of Illinois on September 1, 1987.

Basis of Financial Statement Presentation:
This summary is presented to assist in understanding the Organization's financial statements. The financial statements are representations of management who are responsible for their integrity and objectivity. These accounting principles conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Cash and Cash Equivalents:
The Organization considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. Cash and cash equivalents at December 31, 2008 consisted of a checking account with a balance of $7,070.

Deferred Income Taxes:
Statement of Accounting Standards No. 109 requires an asset and liability approach to financial accounting and the reporting for income taxes. Under the asset and liability method, deferred tax assets are recognized for deductible temporary differences and operating loss or tax credit carryforwards, and tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the amounts of assets and liabilities recorded for income tax and financial reporting purposes. Deferred tax assets are reduced by a valuation allowance when management determines that it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Use of Estimates:
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE 2 - INCOME TAXES

Based on current year operating income, the Company has incurred federal and state corporate income taxes of $1,152. The tax effect reverses the previous year's Deferred Tax Asset in total.

NOTE 3 - NET CAPITAL REQUIREMENTS

The Company is subject to rule 15c 3-1 of the Securities Exchanges Act of 1934 which requires the Company to maintain a ratio of aggregate indebtedness to net capital, as defined, not to exceed 8 to 1, or 800%. In addition, net capital shall not be less than $5,000. At December 31, 2008, net capital was $14,451 and the ratio of aggregate indebtedness to net capital was 93%.

NOTE 4 - SHORT-TERM INVESTMENTS

The Company has an investment in a short-term income mutual fund account the principal investments of which consist of income-producing debt securities. The asset is valued at market value which is equal to $22,831 at December 31, 2008.

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form X-17A-5

FOCUS REPORT

(Financial and Operational Combined Uniform Single Report)

PART IIA [12]

(Please read instructions before preparing Form.)

This report is being filed pursuant to (Check Applicable Block(s)):

1) Rule 17a-5(a) [X] 16   2) Rule 17a-5(b) [ ] 17   3) Rule 17a-11 [ ] 18

4) Special request by designated examining authority [ ] 19   5) Other [ ] 26

NAME OF BROKER-DEALER: CAPITAL MANAGEMENT CONSULTANTS, INC. [13]

SEC FILE NO.: 8-37924 [14]

FIRM I.D. NO.: 19935 [15]

ADDRESS OF PRINCIPAL PLACE OF BUSINESS (Do Not Use P.O. Box No.)

3400 DUNDEE RD. SUITE 200 [20]
(No. and Street)

FOR PERIOD BEGINNING (MM/DD/YY): 01/01/08 [24]

NORTHBROOK [21] IL [22] 60062 [23]
(City) (State) (Zip Code)

AND ENDING (MM/DD/YY): 12/31/08 [25]

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MARC DAVIS [30]

(Area Code) — Telephone No. 847-498-8899 [31]

NAME(S) OF SUBSIDIARIES OR AFFILIATES CONSOLIDATED IN THIS REPORT:

	OFFICIAL USE
[32]	[33]
[34]	[35]
[36]	[37]
[38]	[39]

DOES RESPONDENT CARRY ITS OWN CUSTOMER ACCOUNTS? YES [ ] 40 NO [X] 41

CHECK HERE IF RESPONDENT IS FILING AN AUDITED REPORT [X] 42

EXECUTION:
The registrant/broker or dealer submitting this Form and its attachments and the person(s) by whom it is executed represent hereby that all information contained therein is true, correct and complete. It is understood that all required items, statements, and schedules are considered integral parts of this Form and that the submission of any amendment represents that all unamended items, statements and schedules remain true, correct and complete as previously submitted.

Dated the ____________ day of ____________ 20 ____

Manual signatures of:

1) ______________________________
Principal Executive Officer or Managing Partner

2) ______________________________
Principal Financial Officer or Partner

3) ______________________________
Principal Operations Officer or Partner

ATTENTION — Intentional misstatements or omissions of facts constitute Federal Criminal Violations. (See 18 U.S.C. 1001 and 15 U.S.C. 78:f(a))

TO BE COMPLETED WITH THE ANNUAL AUDIT REPORT ONLY:

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report

NAME (If individual, state last, first, middle name)

GRIGSBY + KOCIAK FINANCIAL GROUP, INC. [70]

ADDRESS

2021 MIDWEST RD. SUITE 200 [71]	OAK BROOK [72]	IL [73]	60523 [74]
Number and Street	City	State	Zip Code

CHECK ONE

- [X] Certified Public Accountant [75]
- [ ] Public Accountant [76]
- [ ] Accountant not resident in United States or any of its possessions [77]

FOR SEC USE

DO NOT WRITE UNDER THIS LINE . . . FOR SEC USE ONLY

WORK LOCATION	REPORT DATE MM/DD/YY	DOC. SEQ. NO.	CARD				
[50]	[51]	[52]	[53]				

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER **N 3** [100]

CAPITAL MANAGEMENT CONSULTANTS, INC

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

as of (MM/DD/YY) 12/31/08 [99]

SEC FILE NO. 019935 [98]

Consolidated [198]

Unconsolidated [199]

	Allowable		Non-Allowable		Total	
1. Cash	$ 7,070	200			$ 7,070	750
2. Receivables from brokers or dealers:						
A. Clearance account		295				
B. Other		300	$ 15,966	550	15,966	810
3. Receivable from non-customers		355		600		830
4. Securities and spot commodities owned at market value:						
A. Exempted securities	22,831	418				
B. Debt securities		419				
C. Options		420				
D. Other securities		424				
E. Spot commodities		430			22,831	850
5. Securities and/or other investments not readily marketable:						
A. At cost $ ____ [130]						
B. At estimated fair value		440		610		860
6. Securities borrowed under subordination agreements and partners' individual and capital securities accounts, at market value:		460		630		880
A. Exempted securities $ ____ [150]						
B. Other securities $ ____ [160]						
7. Secured demand notes:		470		640		890
Market value of collateral:						
A. Exempted securities $ ____ [170]						
B. Other securities $ ____ [180]						
8. Memberships in exchanges:						
A. Owned, at market $ ____ [190]						
B. Owned, at cost				650		
C. Contributed for use of the company, at market value				660		900
9. Investment in and receivables from affiliates, subsidiaries and associated partnerships		480		670		910
10. Property, furniture, equipment, leasehold improvements and rights under lease agreements, at cost-net of accumulated depreciation and amortization		490	1,123	680	1,123	920
11. Other assets		535	10,773	735	10,773	930
12. TOTAL ASSETS	$ 29,901	540	$ 27,862	740	$ 57,763	940

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12/31/08
CAPITAL MANAGEMENT CONSULTANTS, INC

STATEMENT OF FINANCIAL CONDITION FOR NONCARRYING, NONCLEARING AND CERTAIN OTHER BROKERS OR DEALERS

LIABILITIES AND OWNERSHIP EQUITY

Liabilities	A.I. Liabilities	Non-A.I. Liabilities	Total
13. Bank loans payable	$ [1045]	$ [1255] 13	$ [1470]
14. Payable to brokers or dealers:			
A. Clearance account	[1114]	[1315]	[1560]
B. Other	10 [1115]	[1305]	[1540]
15. Payable to non-customers	[1155]	[1355]	[1610]
16. Securities sold not yet purchased, at market value		[1360]	[1620]
17. Accounts payable, accrued liabilities, expenses and other	13,395 [1205]	[1385]	13,395 [1685]
18. Notes and mortgages payable:			
A. Unsecured	[1210]		[1690]
B. Secured	[1211] 12	[1390] 14	[1700]
19. E. Liabilities subordinated to claims of general creditors:			
A. Cash borrowings:		[1400]	[1710]
1. from outsiders 9 $ [970]			
2. includes equity subordination (15c3-1(d)) of . . . $ [980]			
B. Securities borrowings, at market value from outsiders $ [990]		[1410]	[1720]
C. Pursuant to secured demand note collateral agreements		[1420]	[1730]
1. from outsiders $ [1000]			
2. includes equity subordination (15c3-1(d)) of . . . $ [1010]			
D. Exchange memberships contributed for use of company, at market value		[1430]	[1740]
E. Accounts and other borrowings not qualified for net capital purposes	[1220]	[1440]	[1750]
20. TOTAL LIABILITIES	$ 13,395 [1230]	$ [1450]	$ 13,395 [1760]

Ownership Equity

21. Sole Proprietorship	15 $	[1770]
22. Partnership (limited partners) 11 ($ [1020])		[1780]
23. Corporation:		
A. Preferred stock		[1791]
B. Common stock	14,500	[1792]
C. Additional paid-in capital	6,500	[1793]
D. Retained earnings	23,368	[1794]
E. Total	44,368	[1795]
F. Less capital stock in treasury	16 (	[1796]
24. TOTAL OWNERSHIP EQUITY	$ 44,368	[1800]
25. TOTAL LIABILITIES AND OWNERSHIP EQUITY	$ 57,763	[1810]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12/31/08

CAPITAL MANAGEMENT CONSULTANTS, INC.

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			$ 44,368	3480
2.	Deduct ownership equity not allowable for Net Capital			[19] ( )	3490
3.	Total ownership equity qualified for Net Capital			44,368	3500
4.	Add:				
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				3520
	B. Other (deductions) or allowable credits (List)				3525
5.	Total capital and allowable subordinated liabilities			$	3530
6.	Deductions and/or charges:				
	A. Total non-allowable assets from Statement of Financial Condition (Notes B and C)	[17] $ 27,862	3540		
	B. Secured demand note delinquency		3590		
	C. Commodity futures contracts and spot commodities – proprietary capital charges		3600		
	D. Other deductions and/or charges		3610	(27,862)	3620
7.	Other additions and/or allowable credits (List)				3630
8.	Net capital before haircuts on securities positions			[20] $ 16,506	3640
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):				
	A. Contractual securities commitments	$	3660		
	B. Subordinated securities borrowings		3670		
	C. Trading and investment securities:				
	1. Exempted securities	[18] 2,055	3735		
	2. Debt securities		3733		
	3. Options		3730		
	4. Other securities		3734		
	D. Undue Concentration		3650		
	E. Other (List)		3736	(2,055)	3740
10.	Net Capital			$ 14,451	3750

[30]

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER as of 12/31/08

CAPITAL MANAGEMENT CONSULTANTS, INC.

COMPUTATION OF NET CAPITAL REQUIREMENT

Part A

11. Minimum net capital required (6⅔% of line 19)	$	893	3756
12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000	3758
13. Net capital requirement (greater of line 11 or 12)	$	5,000	3760
14. Excess net capital (line 10 less 13)	$	9,451	3770
15. Excess net capital at 1000% (line 10 less 10% of line 19) 22	$	13,111	3780

COMPUTATION OF AGGREGATE INDEBTEDNESS

16. Total A.I. liabilities from Statement of Financial Condition				$	13,395	3790
17. Add:						
A. Drafts for immediate credit 21	$		3800			
B. Market value of securities borrowed for which no equivalent value is paid or credited	$		3810			
C. Other unrecorded amounts (List)	$		3820	$		3830
18. Total aggregate indebtedness				$	13,395	3840
19. Percentage of aggregate indebtedness to net capital (line 18 ÷ by line 10)				%	93	3850
20. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)				%		3860

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

21. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries' debits	$		3970
22. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) 23	$		3880
23. Net capital requirement (greater of line 21 or 22)	$		3760
24. Excess capital (line 10 less 23)	$		3910
25. Net capital in excess of the greater of: A. 5% of combined aggregate debit items or $120,000	$		3920

NOTES:

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement , or
2. 6⅔% of aggregate indebtedness or 4% of aggregate debits if alternative method is used.

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand note covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS, INC

For the period (MMDDYY) from 24 01/01/08 [3932] to 12/31/08 [3933]
Number of months included in this statement 12 [3931]

STATEMENT OF INCOME (LOSS)

REVENUE

Item		Amount	Code
1. Commissions:			
a. Commissions on transactions in exchange listed equity securities executed on an exchange	$		3935
b. Commissions on listed option transactions	25		3938
c. All other securities commissions			3939
d. Total securities commissions			3940
2. Gains or losses on firm securities trading accounts			
a. From market making in options on a national securities exchange			3945
b. From all other trading			3949
c. Total gain (loss)			3950
3. Gains or losses on firm securities investment accounts		⟨2,594⟩	3952
4. Profit (loss) from underwriting and selling groups	26		3955
5. Revenue from sale of investment company shares		58,588	3970
6. Commodities revenue			3990
7. Fees for account supervision, investment advisory and administrative services		587,591	3975
8. Other revenue		944	3995
9. Total revenue	$	644,529	4030

EXPENSES

Item			Amount	Code
10. Salaries and other employment costs for general partners and voting stockholder officers			7,755	4120
11. Other employee compensation and benefits			528,092	4115
12. Commissions paid to other broker-dealers				4140
13. Interest expense				4075
a. Includes interest on accounts subject to subordination agreements	4070			
14. Regulatory fees and expenses			6,685	4195
15. Other expenses			96,980	4100
16. Total expenses		$	639,512	4200

NET INCOME

Item			Amount	Code
17. Income (loss) before Federal income taxes and items below (Item 9 less Item 16)		$	5,017	4210
18. Provision for Federal income taxes (for parent only)		28	755	4220
19. Equity in earnings (losses) of unconsolidated subsidiaries not included above				4222
a. After Federal income taxes of	4338			
20. Extraordinary gains (losses)				4224
a. After Federal income taxes of	4239			
21. Cumulative effect of changes in accounting principles				4225
22. Net income (loss) after Federal income taxes and extraordinary items		$	4,262	4230

MONTHLY INCOME

Item		Amount	Code
23. Income (current month only) before provision for Federal income taxes and extraordinary items	$	⟨5,830⟩	4211

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENTS CONSULTANTS, INC

For the period (MMDDYY) from 01/01/08 to 12/31/08

STATEMENT OF CHANGES IN OWNERSHIP EQUITY
(SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1. Balance, beginning of period		$ 40,106	4240
A. Net income (loss)		4,262	4250
B. Additions (Includes non-conforming capital of	$ [4262])		4260
C. Deductions (Includes non-conforming capital of	$ [4272])		4270
2. Balance, end of period (From item 1800)		$ 44,368	4290

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3. Balance, beginning of period	$ N/A	4300
A. Increases		4310
B. Decreases		4320
4. Balance, end of period (From item 3520)	$	4330

OMIT PENNIES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

BROKER OR DEALER CAPITAL MANAGEMENT CONSULTANTS, INC. as of 12/31/08

EXEMPTIVE PROVISION UNDER RULE 15c3-3

24. If an exemption from Rule 15c3-1 is claimed, identify below the section upon which such exemption is based (check one only)
   A. (k)(1) — $2,500 capital category as per Rule 15c3-1 .... N/A [4550]
   B. (k)(2)(A) — "Special Account for the Exclusive Benefit of customers" maintained .... [4560]
   C. (k)(2)(B) — All customer transactions cleared through another broker-dealer on a fully disclosed basis.
      Name of clearing firm 30 ________ [4335] ________ [4570]
   D. (k)(3) — Exempted by order of the Commission (include copy of letter) .... [4580]

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

	Type of Proposed Withdrawal or Accrual (See below for code)	Name of Lender or Contributor	Insider or Outsider? (In or Out)	Amount to be Withdrawn (cash amount and/or Net Capital Value of Securities)	(MMDDYY) Withdrawal or Maturity Date	Expect to Renew (Yes or No)
31	[4600]	[4601]	[4602]	[4603]	[4604]	[4605]
32	[4610]	[4611]	[4612]	[4613]	[4614]	[4615]
33	[4620]	[4621]	[4622]	[4623]	[4624]	[4625]
34	[4630]	[4631]	[4632]	[4633]	[4634]	[4635]
35	[4640]	[4641]	[4642]	[4643]	[4644]	[4645]
			Total $ 36	[4699]		

OMIT PENNIES

Instructions: Detail Listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and anticipated accruals which would cause a reduction of Net Capital. These anticipated accruals would include amounts of bonuses, partners' drawing accounts, taxes, and interest on capital, voluntary contributions to pension or profit sharing plans, etc., which have not been deducted in the computation of Net Capital, but which you anticipate will be paid within the next six months.

WITHDRAWAL CODE:	DESCRIPTIONS
1.	Equity Capital
2.	Subordinated Liabilities
3.	Accruals

END